UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company (issuer))
FAIRFAX INVESTMENTS USA CORP.
a wholly owned subsidiary of
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

67612W108
(CUSIP Number of Class of Securities)

Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada M5J 2N7
(416) 367-4941
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario, Canada M5L 1E8
(416) 360-8484

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,042,046,980	$58,146.22

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation, other than Shares owned by Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash. As of September 17, 2009, there were 58,430,892 Shares outstanding, of which 42,399,400 Shares are owned by Fairfax and its subsidiaries. As a result, this calculation assumes the purchase of 16,031,492 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals 0.00558% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58,146.22	Filing Party:	Fairfax Financial Holdings Limited and
Fairfax Investments USA Corp.
Form or Registration No.: Schedule TO-T	Date Filed:	September 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO and as previously amended and supplemented (as amended and supplemented, the “Schedule TO”) by Fairfax Financial Holdings Limited, a Canadian corporation (“Fairfax”), and Fairfax Investments USA Corp., a Delaware corporation and wholly-owned subsidiary of Fairfax (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Odyssey Re Holdings Corp, a Delaware corporation (“Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2009 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.
     The following amendments and supplements to the Items of the Schedule TO are hereby made.
Items 1 through 9, 11 and 13.
1.	The fourth complete paragraph on page 9 of the Offer to Purchase in the section captioned “Special Factors—Section 1. Background,” which begins on page 9 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:
“On August 13, 2009, Fairfax launched an offering of C$150 million of senior notes, which was increased to C$400 million as a result of significant investor demand. The purpose of the offering was to increase cash, short term investments and marketable securities at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes. The positive response to Fairfax’s senior notes offering was reflective of the market’s overall assessment of Fairfax’s financial flexibility and strong financial position and indicated to the management of Fairfax that Fairfax would likely be able to complete an equity offering on terms which would be satisfactory to Fairfax to fund a going-private transaction of Odyssey Re. In light of these factors alone, management of Fairfax considered a transaction pursuant to which Fairfax would acquire all of the Shares that the Fairfax Group did not currently own (the “Potential Transaction”). On the evening of August 14, 2009, management of Fairfax concluded that Fairfax should explore a Potential Transaction. On the morning of August 15, 2009, Fairfax contacted its U.S. legal advisor, Shearman & Sterling LLP (“Shearman & Sterling”) and its financial advisor, BofA Merrill Lynch and advised that Fairfax had decided to explore a Potential Transaction. Over the next several days, management of Fairfax, Shearman & Sterling and BofA Merrill Lynch discussed various structuring alternatives and other matters. Fairfax management concluded that it desired to offer a fair price to holders of Shares and to seek the approval of the board of directors of Odyssey Re.”
2.	The sixth complete paragraph on page 12 of the Offer to Purchase in the section captioned “Special Factors—Section 1. Background,” which begins on page 9 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:
“After further discussions with Sandler O’Neill on September 17, 2009, BofA Merrill Lynch advised management of Fairfax that Sandler O’Neill continued to justify the Special Committee’s counter-proposal of $66.00 per Share. BofA Merrill Lynch and management of Fairfax continued to discuss views on value and the amount that Fairfax might be willing to pay in light of the Special Committee’s continued justification of a $66.00 per Share offer price. Fairfax decided to offer $65.00 per Share, representing the midpoint between its $64.00 per Share offer and the Special Committee’s $66.00 per Share counter-proposal, with the objective of reaching an agreement with the Special Committee. In the afternoon on September 17, 2009, Mr. Watsa telephoned Mr. Kenny and informed Mr. Kenny that Fairfax would agree to increase its offer price to $65.00 per Share, which represented Fairfax’s best and final offer (the “Final Proposal”). Mr. Kenny indicated that he believed he could personally support the Final

Proposal but that he would need to convene a meeting of the Special Committee and its advisors to consider the Final Proposal.”
3.	The second complete paragraph on page 13 of the Offer to Purchase in the section captioned “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” which begins on page 13 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:
“The purpose of the Offer is for Fairfax to obtain ownership of all of the common equity of Odyssey Re and, accordingly, to participate in 100% of the earnings and growth in book value of Odyssey Re.”
4.	The following new paragraph is added on page 14 of the Offer to Purchase after the final paragraph in the section captioned “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger,” which begins on page 13 in the Offer to Purchase:
“Fairfax did not consider any alternatives to acquiring all of the outstanding shares of common stock of Odyssey Re that the Fairfax Group did not already own because any alternative transaction would not enable to Fairfax to realize its objective of obtaining ownership of all of the common equity of Odyssey Re to fully participate in the future earnings and growth in book value of Odyssey Re.”
5.	On page 16 of the Offer to Purchase, the second sentence of the third last complete paragraph in the section captioned “Special Factors—Section 4. Position of Fairfax and Purchaser Regarding Fairness of the Offer and the Merger,” which begins on page 14 of the Offer to Purchase, is hereby amended and restated as follows:
“In reaching the conclusion as to fairness, Fairfax and Purchaser did not consider the liquidation value of Odyssey Re.”
6.	The third sentence of the third complete paragraph on page 17 of the Offer to Purchase in the section captioned “Special Factors-Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” which begins on page 17 of the Offer to Purchase, is hereby amended and restated as follows:
“The following provides a summary of all material information in the financial analyses performed by BofA Merrill Lynch.”
7.	The following new paragraph is added on page 24 of the Offer to Purchase after the final paragraph in the section captioned “Special Factors-Section 5. Presentation of BofA Merrill Lynch to Fairfax Management,” which begins on page 17 of the Offer to Purchase:
“September 4, 2009 Presentation. The presentation that BofA Merrill Lynch sent to Simpson Thacher and Sandler O’Neill on September 4, 2009 was a preliminary version of the presentation summarized above and there is no material information in the September 4, 2009 presentation that is not summarized above. The full text of the BofA Merrill Lynch's September 4, 2009 presentation has been filed as an exhibit to the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 filed with the SEC in connection with the Offer.”
8.	The first sentence of the third complete paragraph on page 36 of the Offer to Purchase in the section captioned “The Offer-Section 2. Acceptance for Payment and Payment for Shares,” which begins on page 36 of the Offer to Purchase, is hereby amended and restated as follows:
“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or waiver of all the conditions to the Offer discussed in “The Offer — Section 11. Conditions to the Offer” (if waivable), Purchaser will accept for payment and will pay for all Shares validly tendered on or prior to the Expiration Date and not withdrawn pursuant to the Offer, promptly after the Expiration Date, provided that the Offer has not been terminated by such date.”

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9.	The third sentence of the third complete paragraph on page 36 of the Offer to Purchase in the section captioned “The Offer-Section 2. Acceptance for Payment and Payment for Shares,” which begins on page 36 of the Offer to Purchase, is hereby deleted.

10.	The first complete paragraph on page 37 of the Offer to Purchase in the section captioned “The Offer-Section 2. Acceptance for Payment and Payment for Shares,” which begins on page 36 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:
“If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure discussed in “The Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.”

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 16, 2009

FAIRFAX INVESTMENTS USA CORP.
By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President, Treasurer and Secretary

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated September 23, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement to be published in The Wall Street Journal on September 24, 2009.

(a)(5)(i)*	CapGrowth Partners v. V. Prem Watsa, et al., Docket No. CV-09-6002152-S, Superior Court of Connecticut, Judicial District of Stamford/Norwalk (filed October 7, 2009).

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by Odyssey Re Holdings Corp. on September 21, 2009)

(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.3 to the Schedule 13D filed on September 22, 2009)

(g)*	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(g)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated September 4, 2009 (incorporated by reference to Exhibit (c)(5) to the Schedule 13E-3 filed by Odyssey Re Holdings Corp. on September 30, 2009)

*	Previously filed with the Schedule TO